Exhibit 99.1

Press Release	Media contact
Matthias Link
T +49 6172 609-2872
matthias.link@fmc-ag.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

February 22, 2022

Fresenius Medical Care delivers on 2021 guidance, targets return to earnings growth in 2022

-	Business development significantly impacted by COVID-19 in 2021, effects are expected to continue into 2022

-	Decline in excess mortality in the fourth quarter

-	25th consecutive dividend increase to 1.35 EUR proposed

-	Implementation of strategic priorities on track

Rice Powell, Chief Executive Officer of Fresenius Medical Care, said: “Throughout 2021, COVID-19 has significantly impacted our patients’ and employees’ lives as well as Fresenius Medical Care as a company. Although excess mortality among our patients in the fourth quarter has moderated, the accumulated impact of COVID-19 weighed heavier on our earnings development than we had anticipated in the beginning of 2021. Given these challenging headwinds, we are proud that we have continuously been there for our patients and, on the back of this, were able to deliver on our 2021 guidance. Despite the ongoing impact of the pandemic and an increasingly inflationary cost environment, we target to return to earnings growth this year. At the same time, we will continue to execute on the key priorities of our Strategy 2025, advancing on our transformational FME25 program as well as progressing on our Sustainability agenda.”

Page 1/12

Key figures (IFRS)

	Q4 2021 EUR m	Q4 2020 EUR m	Growth yoy	Growth yoy, cc	FY 2021 EUR m	FY 2020 EUR m	Growth yoy	Growth yoy, cc
Revenue	4,647	4,400	+6%	+3%	17,619	17,859	-1%	+2%
Operating income	449	462	-3%	-7%	1,852	2,304	-20%	-17%
excl. special items[1]	492	657	-25%	-28%	1,915	2,499	-23%	-21%
Net income[2]	229	177	+29%	+23%	969	1,164	-17%	-14%
excl. special items[1]	263	372	-29%	-32%	1,018	1,359	-25%	-23%
Basic EPS (EUR)	0.78	0.61	+29%	+23%	3.31	3.96	-16%	-14%
excl. special items[1]	0.90	1.27	-29%	-32%	3.48	4.62	-25%	-23%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Implementing strategic priorities

Based on its Strategy 2025, Fresenius Medical Care aims to capture further growth potential along the Renal Care Continuum and beyond – by leveraging its core competencies and offering sustainable solutions with innovative products and services of the highest quality and at reliable costs. To this end, the company is continuing to steadily drive forward its strategic priorities.

Fresenius Medical Care aims to build sustainable partnerships with payors worldwide to support the transition from a fee-for-service to a pay-for-performance system. In Value-based Care models, the Company contributes to creating medical value while ensuring that care remains affordable.

Fresenius Medical Care´s longstanding experience in Value-based Care and the largest database of CKD (Chronic Kidney Disease) patients in the industry enables the use of proprietary predictive models to slow kidney disease progression and reduce hospital admissions. In 2022, the Company expects to grow the number of its ESRD (End-Stage Renal Disease) and CKD patients receiving care in Value-based Care arrangements from more than 20,0000 patients at the end of 2021 to around 80,000. The significant increase compared to the previous year will be mainly driven by the start on 1 January 2022 of the Comprehensive Kidney Care Contracting options (CKCC) of the Centers for Medicare and Medicaid Services (CMS) in the U.S. Across all Value-based Care arrangements, Fresenius Medical Care expects to be managing risk for more than USD 6 billion in medical expenses in 2022.

[1]	2021: costs related to the FME25 program; 2020: impairment of goodwill and trade names in the Latin America Segment
[2]	Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Page 2/12

To further enhance the quality of life for its patients and increase their choice of available treatment options, Fresenius Medical Care remains committed to further expanding its home dialysis offerings. In 2021, the Company provided around 15% of its dialysis treatments in the U.S. in a home setting and has thus already achieved its target originally set for 2022.

Based on its strategic business planning, Fresenius Medical Care has set a new aspirational target for the expansion of home dialysis: By 2025, the Company aims to perform 25% of all treatments in the U.S. at a patient’s home.

Fresenius Medical Care’s commitment to Sustainability is not only incorporated in its vision and mission but also reflected in its strategy. To shape operations, integrate sustainability principles into business activities and assume even greater accountability, the Company is consistently advancing its global sustainability activities. In 2021, Fresenius Medical Care reached further important milestones in focus areas such as patients and employees, environmental protection, combating bribery and corruption, and respect for human rights. More than ever, Fresenius Medical Care continues to actively drive progress of its Sustainability agenda.

As part of the FME25 program, Fresenius Medical Care is transforming its operating model into a simplified structure with two global operating segments – Care Enablement and Care Delivery, thus providing the basis for the acceleration of innovation for our patients and future sustainable profitable growth.

Helen Giza, Chief Financial Officer and Chief Transformation Officer of Fresenius Medical Care, said: “We continue to move at pace on the overall implementation and execution of our transformation program, focusing on unlocking shareholder value, creating the basis for future sustainable profitable growth and shaping the organization to the new operating model. An important step in that direction was the recent naming of the next level of leaders in the new organization.”

The Company is committed to implementing necessary changes in a socially responsible way, and to following applicable consultation procedures with works councils and other workplace representative bodies in good faith.

Fresenius Medical Care expects to implement its new global operating model around 2023 and the savings initiative to be largely completed by 2024. With the transformation of the operating model, the annual cost base shall be reduced by EUR 500 million by the end of 2025. One-time costs of FME25 are expected to amount to approximately EUR 450-500 million. In 2021, costs incurred for FME25 amounted to EUR 63 million in the program.

For 2022, the Company expects FME25-related one-time costs of approximately EUR 175 to 245 million and has included EUR 40 to 70 million of sustainable EBIT savings in its outlook.

Page 3/12

Decrease in COVID-19-related excess mortality

Despite the global spread of the Omicron variant, which resulted in a significant increase in infection rates in many countries, COVID-19-related excess mortality among Fresenius Medical Care’s patients decreased in the fourth quarter of 2021 and amounted to around 1,800 (Q1 2021: ~3,200; Q2 2021: ~1,900; Q3 2021: ~2,9003). Thus, excess mortality accumulated to approximately 9,800 patients in FY 2021 and approximately 20,100 since the start of the pandemic.

The overall estimated adverse effect of accumulated COVID-19-related excess mortality on organic growth in the Health Care Services business amounted to around 290 basis points in the fourth quarter and 280 basis points in the full year 2021.

As of year-end 2021, approximately 81% (U.S.: ~80%) of Fresenius Medical Care’s patients had been at least partially vaccinated; 58% (U.S.: ~57%) of all fully vaccinated patients had already received a booster vaccination.

Revenue and earnings development affected by COVID-19

Revenue in the fourth quarter increased by 6% to EUR 4,647 million (+3% at constant currency, +2% organic).

Health Care Services revenue increased by 6% to EUR 3,621 million (+3% at constant currency, +2% organic). This was mainly driven by a positive exchange rate effect as well as organic growth, which was achieved despite the adverse impact of COVID-19 and a lower reimbursement for calcimimetics.

Health Care Products revenue increased by 3% to EUR 1,026 million (+1% at constant currency, +1% organic), mainly driven by a positive exchange rate effect as well as higher sales of machines for chronic treatment, home hemodialysis products and in-center disposables, partially offset by lower sales of products for acute care treatments.

In the full year, revenue declined by 1% to EUR 17,619 million (+2% at constant currency, +1% organic). Health Care Services revenue decreased by 2% to EUR 13,876 million (+2% at constant currency, +1% organic), mainly due to a negative exchange rate effect, partially offset by organic growth, which was achieved despite COVID-19 and a lower reimbursement for calcimimetics, as well as higher contributions from acquisitions. Health Care Products revenue remained stable and amounted to EUR 3,743 million (+2% at constant currency, +2% organic). Higher sales of machines for chronic treatment, home hemodialysis products and renal pharmaceuticals were offset by a negative exchange rate effect and lower sales of products for acute care treatments.

[3]	Historical excess mortality updated for late entries

Page 4/12

Operating income decreased by 3% to EUR 449 million in the fourth quarter (-7% at constant currency), resulting in a margin of 9.7% (Q4 2020: 10.5%). Operating income excluding special items, i.e. the impairment of goodwill and trade names in the Latin America Segment in 2020 and costs incurred for FME25 in 2021, declined by 25% to EUR 492 million (-28% at constant currency), resulting in a margin of 10.6% (Q4 2020: 14.9%). The decline was mainly due to a remeasurement effect on the fair value of investments, higher labor costs, the adverse COVID-19-related net effects and inflationary materials cost increases. These effects were only slightly mitigated by an improved U.S. payor mix, in particular due to an increased number of patients with Medicare Advantage coverage.

In the full year, operating income decreased by 20% to EUR 1,852 million (-17% at constant currency), resulting in a margin of 10.5% (FY 2020: 12.9%). Operating income excluding special items declined by 23% to EUR 1,915 million (-21% at constant currency), resulting in a margin of 10.9% (FY 2020: 14.0%). This was mainly due to adverse COVID-19-related net effects, inflationary materials cost increases, higher labor costs, and the remeasurement effect on the fair value of investments. These effects were slightly mitigated by an improved U.S. payor mix, in particular due to an increased number of patients with Medicare Advantage coverage.

Net income2 increased by 29% to EUR 229 million in the fourth quarter (+23% at constant currency). Excluding special items, net income declined by 29% to EUR 263 million (-32% at constant currency), mainly due to the mentioned negative effects on operating income.

In the full year, net income decreased by 17% to EUR 969 million (-14% at constant currency). Net income excluding special items declined by 25% to EUR 1,018 million (-23% at constant currency).

Basic earnings per share (EPS) increased by 29% to EUR 0.78 (+23% at constant currency) in the fourth quarter. EPS excluding special items declined by 29% to EUR 0.90 (-32% at constant currency).

In the full year, EPS decreased by 16% to EUR 3.31 (-14% at constant currency). EPS excluding special items declined by 25% to EUR 3.48 (-23% at constant currency).

Page 5/12

Cash flow development

In the fourth quarter, Fresenius Medical Care generated EUR 669 million of operating cash flow (Q4 2020: EUR 584 million), resulting in a margin of 14.4% (Q4 2020: 13.3%). The increase was mainly due to improved working capital including contributions from FME25 and U.S. federal relief funding, partially offset by continued recoupment of the U.S. government’s payments received in 2020 under the CARES Act and lower tax payments related to COVID-19 reliefs in the prior year. In the full year, operating cash flow amounted to EUR 2,489 million (FY 2020: EUR 4,233 million), resulting in a margin of 14.1% (FY 2020: 23.7%). The decline was mainly due to the U.S. government’s advanced payments received in 2020, the partial recoupment of these payments in 2021 as well as other COVID-19 relief, including lower tax payments in North America segment in the previous year.

Fresenius Medical Care generated EUR 400 million of free cash flow4 (Q4 2020: EUR 283 million) in the fourth quarter, resulting in a margin of 8.6% (Q4 2020: 6.4%). In the full year, free cash flow amounted to EUR 1,660 million (FY 2020: EUR 3,197 million), resulting in a margin of 9.4% (FY 2020: 17.9%).

Regional developments

In North America, revenue increased by 6% to EUR 3,156 million in the fourth quarter (+1% at constant currency, 0% organic). A positive exchange rate effect was largely offset by the adverse COVID-19 impact on both the Health Care Services and Health Care Products businesses along with associated downstream effects. In the full year, revenue decreased by 3% to EUR 12,088 million (stable at constant currency, 0% organic).

Operating income in North America decreased by 25% to EUR 402 million in the fourth quarter (-29% at constant currency), resulting in a margin of 12.7% (Q4 2020: 17.9%). The decline was mainly due to a remeasurement effect on the fair value of investments, higher personnel expense, the adverse net impact of COVID-19 and costs related to FME25. This was only partially offset by an improved U.S. payor mix, in particular due to an increased number of patients with Medicare Advantage coverage. In the full year, operating income declined by 22% to EUR 1,644 million (-20% at constant currency), resulting in a margin of 13.6% (FY 2020: 17.0%).

Revenue in the EMEA region increased by 2% to EUR 732 million in the fourth quarter (+2% at constant currency, +2% organic), mainly driven by organic growth in the Health Care Services business, which was achieved despite the negative impact of COVID-19. In the full year, revenue remained stable and amounted to EUR 2,765 million (+1% at constant currency, +1% organic).

Operating income in EMEA decreased by 42% to EUR 77 million in the fourth quarter (-42% at constant currency), resulting in a margin of 10.6% (Q4 2020: 18.7%). The decline was mainly due to a favorable impact from equity method investees in the previous year, inflationary cost increases, adverse COVID-19-related effects and costs related to FME25. In the full year, operating income decreased by 25% to EUR 309 million (-25% at constant currency), resulting in a margin of 11.2% (FY 2020: 14.9%).

[4]	Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

Page 6/12

In Asia-Pacific, revenue increased by 7% to EUR 552 million in the fourth quarter (+5% at constant currency, +4% organic). This was mainly driven by organic growth in both the Health Care Services and Health Care Products business as well as a positive exchange rate effect. In the full year, revenue grew by 6% to EUR 2,010 million (+7% at constant currency, +7% organic), thus exceeding EUR 2 billion for the first time.

Operating income decreased by 12% to EUR 94 million in the fourth quarter (-12% at constant currency), resulting in a margin of 17.0% (Q4 2020: 20.6%). The decline was mainly due to inflationary cost increases and adverse COVID-19-related effects. In the full year, operating income grew by 2% to EUR 350 million (+3% at constant currency), resulting in a margin of 17.4% (FY 2020: 18.1%).

Despite a significant headwind from exchange rates and the adverse impact of COVID-19, Latin America revenue increased by 10% to EUR 195 million in the fourth quarter (+17% at constant currency, +20% organic). This was mainly driven by strong organic growth in both the Healthcare Services and Healthcare Products business. In the full year, revenue grew by 3% to EUR 703 million (+16% at constant currency, +15% organic).

Due to the impairment of goodwill and trade names in the Latin America Segment that impacted earnings in the previous year, operating income for the region improved by 99% to EUR -2 million in the fourth quarter (+99% at constant currency), resulting in a margin of -0.8% (Q4 2020: -105.0%). In the full year, operating income increased to EUR 12 million, resulting in a margin of 1.7%.

Patients, clinics and employees

As of December 31, 2021, Fresenius Medical Care treated 345,425 patients in 4,171 dialysis clinics worldwide. At the end of 2021, the Company had 122,909 employees (full-time equivalents) worldwide, compared to 125,364 employees as of December 31, 2020.

Page 7/12

25th consecutive dividend increase to be proposed

Consistent with Fresenius Medical Care’s commitment to drive shareholder returns while striving for dividend continuity, the Company proposes a dividend of EUR 1.35 per share to the Annual General Meeting in May 2022. This proposal would result in the 25th consecutive dividend increase. The Company believes that the fundamental drivers of its business and growth remain unchanged, despite the unprecedented but temporary effects of the COVID-19 pandemic.

Outlook

Fresenius Medical Care expects revenue and net income to grow at low to mid-single digit percentage rates in FY 2022.5

These targets are based on the following assumptions:

▪	COVID-19

o	accumulated excess mortality to impact operating income by EUR 100 million compared to the level of 2021

o	staff shortages are anticipated not to cause significant disruptions in production, distribution and dialysis operations

▪	Macro-economic inflation and supply chain costs to impact operating income by EUR 50 million

▪	Labor costs for 2022 are expected to be around EUR 100 million in excess of the 3% base wage inflation assumption

▪	Any potential further government support is assumed to be applied to manage the unprecedented labor market situation if costs exceed the above labor costs assumption.

▪	FME25 savings are expected to contribute EUR 40 to 70 million to operating income

▪	Remeasurement effects on the fair value of investments are expected to be volatile but neutral on a full year basis

Based on current projections, Fresenius Medical Care confirms its mid-term targets that are based on the Company’s mid-term strategy. Until 2025 the Company expects compounded annual average increases in the mid-single-digit percentage range for revenue and in the high-single-digit percentage range for net income.6 Fresenius Medical Care expects FME25 savings to mitigate the ongoing negative effects of COVID-19.

[5]	These targets are based on the 2021 results excluding the costs related to FME25 of EUR 49 million (for Net Income). They are based on the outlined assumptions, in constant currency and exclude special items. Special items include further costs related to FME25 and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance.
[6]	These targets are in constant currency and exclude special items.

Page 8/12

Press conference

Fresenius Medical Care will hold a virtual press conference to discuss the results of the fourth quarter and full year 2021 on February 22, 2022 at 10:00 a.m. CET / 4:00 a.m. ET. The press conference will be webcasted in the “Media” section. A replay will be available shortly after the conference.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the fourth quarter and full year 2021 on February 22, 2022 at 3:30 p.m. CET / 9:30 a.m. ET. Details will be available on the Fresenius Medical Care website in the “Investors” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF files for a complete overview of the results of the fourth quarter and full year 2021. Our 20-F disclosure provides more details.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,171 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 345,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Implementation of measures as presented herein may be subject to information & consultation procedures with works councils and other employee representative bodies, as per local laws and practice. Consultation procedures may lead to changes on proposed measures.

Page 9/12

Page 10/12

Page 11/12

Page 12/12